Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
[The following e-mail entitled “Oracle’s Webcast Regarding the Siebel Acquisition Announcement — Comments by CEO Larry Ellison and President Charles Phillips” was sent by Kevin Johnson, Siebel’s SVP Business Development and acting head of EMEA Sales to Siebel’s EMEA Sales organization on September 16, 2005]
For those of you who missed it, I strongly recommend you listen to Oracle’s webcast of the acquisition announcement. The webcast will be available for replay for seven days following the conference call. The replay number is 866-357-4207 (domestic) or 203-369-0123 (international), passcode: 6524.
I would also recommend that you refer appropriate customers and prospects to this webcast.
There were some very positive things stated by Oracle CEO, Larry Ellison, and President, Charles Phillips. These can be found in the full attached transcript below on the referenced pages noted below.
For example, Larry Ellison stated:
•	“Siebel is the CRM category leader with more than 4000 customers and 3.4 million users live.” page 2

•	“Oracle’s acquisition of Siebel makes Oracle number one in sales automation, number one in service automation and number one in call center automation.” page 2

•	“It gives Oracle very strong expertise and product in key industries such as financial services, telecommunications, pharmaceutical and public sector.” page 2

•	“Critically, it strengthens Oracle’s partner network with key partners including IBM and Accenture and strong partner relationships are essential for both selling and implementing applications.” page 3

•	“Many of our largest customers are also Siebel customers. GE and other mutual customers have long encouraged both companies to get together.” page 3

•	In answer to a question regarding product fusion and how Oracle is going to incorporate the Siebel products in — “First of all we intend to continue to support the existing suite of Siebel products for some time to come. Not unlike PeopleSoft we said we are going to support the products for many, many years. So we’re doing that also with the Siebel products. But no, we were planning on doing a CRM suite, actually we will be doing the CRM suite as part of product fusion employing the additional resources and experience of the Siebel development team. So I think it actually — because Siebel is the category leader and they understand the category better than anybody else on the planet, it actually makes sense building fusion CRM products easier and less risky and not harder.” page 5

•	In answer to a question regarding what does Oracle do with the work that Siebel was doing with IBM and Microsoft on their next generation product — “Well, again, we think we have been promiscuous from the point of view of technology so we think its extremely important that we support Java, which is the centerpiece of technology of fusion. It is also important that we support .NET for the customers that have chosen to go the Microsoft route. So we expect that product fusion ... was always planned to be built using the java programming language, but fully support and operate within the JSharp.Net environment as well. So again, the Siebel middleware team will be joining the Oracle middleware team and be working on the future fusion product as well as supporting the existing Siebel products and we intend to incorporate that middleware technology that integrates well with .NET into the fusion stack. page 5

•	In answer to a question concerning whether Oracle will have some sort of CRM focused portion of the sales force or is this absorbed into the overall application scope — “No, it will have a separate dedicated CRM sales force. In addition to our regular application sales force. So with the addition of Siebel it is very important we have so many more customers in CRM and a dramatically improved product that we will have a specialized CRM sales team pursuing this market separate from the rest of our applications.” page 6

•	“Siebel already has strong initiatives in the OnDemand space and their OnDemand business has grown very, very rapidly....And OnDemand is a portion of that effort and we will be pursuing and extending Siebel’s OnDemand efforts.” page 6-7

•	In answer to a question regarding Siebel customer’s satisfaction levels — “So General Electric and other large customers are very successfully using the Siebel products, and I think they are the best in class products....Siebel customers at least in our due diligence seem to be quite happy with the products.” page 7

•	In answer to a question about Oracle’s acquisition strategy and whether we should look for strictly more vertical acquisitions going forward — “ I think going forward you will see us concentrate on key industries, where we ... think Siebel helps us tremendously on this, and we think to some degree Siebel’s added to our industry expertise in certain key industries, certainly they are strong in financial services, very strong in telecommunications, very strong in public sector, very strong in pharmaceuticals and a number of other industries.” page 7

•	In answer to a question as to whether Siebel CRM products will be the lead CRM product with a specialized sales force — “There will be some Oracle customers who want to buy the Oracle CRM product because it is integrated as part of the E-Business Suite. We think providing customers with choice is a good thing and I think there will be some PeopleSoft customers, PeopleSoft ERT customers who want to buy the PeopleSoft CRM products. But there’s no question that the Siebel products are much more broadly deployed .... They are more feature rich. And the Siebel products will be the centerpiece of our strategy going forward. But we will continue to support and enhance and sell both the PeopleSoft Suite and Oracle Suite of CRM products in addition to the Siebel Suite. But again, the Siebel products will be the centerpiece of our CRM investment going forward.” page 8

•	In answer to a question whether any Siebel executives will have a role with the newly combined company — “And clearly there are number of Siebel executives that will be working hard to try to retain. We think one of their greatest assets, is their many, many years of experience in the CRM business and that experience is housed in their employees that we want to retain.” page 8

•	In answer to a question about whether the integration of Siebel will follow similar to the PeopleSoft transaction — “Again, I think this is dramatically easier than the PeopleSoft transaction. PeopleSoft had recently acquired J.D. Edwards, which made the transaction a good deal more complex. This deal is friendly. We’ve been talking for along time; we have been exchanging information and we will have a lot of time to work out integration plans... we know a lot more Siebel than we knew about PeopleSoft... so I think overall there is very, very little integration risk involved in the Siebel transaction.” page 10

•	In answer to a question regarding whether Siebel OnDemand business remains part of the strategy within Oracle — “I think it is key part of the strategy and it was one of the key motivators for us doing this deal. We think OnDemand is going to be increasingly important. We think the Siebel OnDemand products have — are improving at very, very rapid rate and we intend to invest in them heavily. In fact, we expect that all of the Siebel product features and functions that they have in the software products will migrate to the OnDemand products. So we think that is again a very important asset that we want to preserve and invest in as this acquisition is concluded.” page 11
For example, Charles Phillips stated:
•	“So what we’ve heard from customers kind of universally is that this is a very logical combination that would bring them value. I just kind of want to point out a few areas that they have mentioned to me over the last few months. So what they’re looking for is a single strategic relationship across their major enterprise applications. Be able to optimize for that relationship in many different ways and hold that partner accountable. page 3

•	“They are looking for things such as consistent enterprise agreements across all the major pillars of ERP, things like consistent pricing terms, upgrade policies, etc. They want package integration between Siebel and Oracle products that they can count on to be well maintained.” page 3

•	“And throughout the process, the side benefit may repeatedly confirm the enormous respect for Siebel as a CRM innovator and thought leaders certainly as we think as well. So there is no question we’re going to be more strategic to customers all around the world.” page 3

•	“We are already getting customers who are calling in, volunteering to give us quotes, in fact I just had one handed to me from Ingersoll-Rand and the quote from the CIO Barry Libenson there is ‘Oracle and Siebel are two of the most strategic components of our IT architecture. We view this acquisition as extremely positive.’” page 4
Attached is the written transcript of Oracle’s webcast.
Here is a copy of the Oracle press release.
Thanks, Kevin
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The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements:
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.